SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #2

Under the Securities and Exchange Act of 1934

Kontoor Brands Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50050N103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 50050N103

1)	Name of Reporting Person Ameriprise Financial, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631
2)

 Check the Appropriate Box if a Member of a Group

 (a) ☐  (b) ☒*

*  This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 2,009,190
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 2,042,196

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,042,196
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 3.64%
12)	Type of Reporting Person HC

1(a)	Name of Issuer:	Kontoor Brands Inc

1(b)	Address of Issuer’s Principal Executive Offices:	400 N. Elm Street Greensboro, North Carolina 27401

2(a)	Name of Person Filing:	Ameriprise Financial, Inc. (“AFI”)

2(b)	Address of Principal Business Office:	Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474

2(c)	Citizenship:	Delaware

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	50050N103

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

8	Identification and Classification of Members of the Group: Not Applicable

9	Notice of Dissolution of Group: Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, North America Head of Operations & Investor Services

Contact Information
Dominic Geddes
Global Head of Reporting
Global Operations and Investor Services
Telephone: +442074645779